Exhibit 99.5

AMENDMENT

TO

INTELLINETICS, INC. 2023 NON-EMPLOYEE DIRECTOR COMPENSATION PLAN

This Amendment to the Intellinetics, Inc. 2023 Non-Employee Director Compensation Plan (this “Amendment”) is made by Intellinetics, Inc., a Nevada corporation (the “Company”), as of April 30, 2026. Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Plan (as defined below).

WHEREAS, the Board of Directors (the “Board”) and the shareholders of the Company previously adopted and approved the Intellinetics, Inc. 2023 Non-Employee Director Compensation Plan (the “Plan”);

WHEREAS, pursuant to Section 6.1 of the Plan, a total of 150,000 shares of the Company’s common stock, par value $0.001 per share, have been reserved for issuance under the Plan, subject to further adjustments as set forth in Section 6.9 of the Plan;

WHEREAS, the Company desires to increase the total number of shares of common stock issuable under the Plan from 150,000 shares to 302,863 shares, including shares previously issued thereunder;

WHEREAS, Section 8.8 of the Plan permits the Board to amend the Plan from time to time, subject only to certain limitations specified therein;

NOW, THEREFORE, the Board has amended the Plan as follows, subject to approval by the stockholders of the Company:

1.	The first sentence of Section 6.1 of the Plan is hereby amended and restated in its entirety to read as follows:

6.1 Subject to adjustment in accordance with Section 6.9, a total of 302,863 shares of Common Stock shall be available for the grant of Awards under the Plan.

2.	Except as modified by this Amendment, all the terms and provisions of the Plan shall continue in full force and effect.

[Signatures appear on the following page]

IN WITNESS WHEREOF, the Company has executed this Amendment to the Intellinetics, Inc. 2023 Non-Employee Director Compensation Plan as of April 30, 2026.

INTELLINETICS, INC.

By:	/s/ Joseph D. Spain
Name:	Joseph D. Spain
Title:	Chief Financial Officer